UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ProFrac Holding Corp.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

74319N100

(CUSIP Number)

Dan Wilks

Farris Wilks

17018 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,954,937 Shares of Class A Common Stock (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (3)(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), owns 14,954,937 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of ProFrac Holding Corp. (the “Issuer”). The general partner of THRC Holdings is THRC Management, LLC, a Texas limited liability company (“THRC Management”). Dan Wilks is the sole member of THRC Management.

(2)

Does not include 49,939,536 (a) units in ProFrac Holdings LLC, a Texas limited liability company (“ProFrac LLC” and, such units, “ProFrac LLC Units”), or (b) shares of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”), held by THRC Holdings. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Third Amended and Restated Limited Liability Company Agreement of ProFrac Holdings, LLC (the “ProFrac Holdings LLC Agreement”), newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)

Based on 41,237,003 shares of Class A Common Stock outstanding as of June 17, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2022.

(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of June 24, 2022, the Reporting Persons collectively had voting power representing approximately 87.2% of the Issuer’s outstanding classes of common stock.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,954,937 Shares of Class A Common Stock (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (3)(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	THRC Holdings owns 14,954,937 shares of Class A Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)

Does not include 49,939,536 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by THRC Holdings. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 41,237,003 shares of Class A Common Stock outstanding as of June 17, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on June 24, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of June 24, 2022, the Reporting Persons collectively had voting power representing approximately 87.2% of the Issuer’s outstanding classes of common stock.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,954,937 Shares of Class A Common Stock (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (3)(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	THRC Holdings owns 14,954,937 shares of Class A Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)

Does not include 49,939,536 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by THRC Holdings. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 41,237,003 shares of Class A Common Stock outstanding as of June 17, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on June 24, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of June 24, 2022, the Reporting Persons collectively had voting power representing approximately 87.2% of the Issuer’s outstanding classes of common stock.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,732,715 Shares of Class A Common Stock (1)(2)
	8.	SHARED VOTING POWER 977,778 Shares of Class A Common Stock (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,710,493 Shares of Class A Common Stock (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,710,493 Shares of Class A Common Stock (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (3)(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

FARJO Holdings, LP, a Texas limited partnership (“FARJO Holdings”), owns 977,778 shares of Class A Common Stock and the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the “Farris Trust”), owns 10,732,715 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). FARJO Management, LLC, a Texas limited liability company (“FARJO Management”), is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris Wilks and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.

(2)

Does not include 47,508,329 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by the Farris Trust. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The number of ProFrac LLC Units and shares of Class B Common Stock owned by the Farris Trust is subject to change based on an appraisal. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 41,237,003 shares of Class A Common Stock outstanding as of June 17, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on June 24, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of June 24, 2022, the Reporting Persons collectively had voting power representing approximately 87.2% of the Issuer’s outstanding classes of common stock

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS Jo Ann Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 977,778 Shares of Class A Common Stock (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,710,493 Shares of Class A Common Stock (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,710,493 Shares of Class A Common Stock (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (3)(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

FARJO Holdings owns 977,778 shares of Class A Common Stock and the Farris Trust owns 10,732,715 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.

(2)

Does not include 47,508,329 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by the Farris Trust. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The number of ProFrac LLC Units and shares of Class B Common Stock owned by the Farris Trust is subject to change based on an appraisal. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 41,237,003 shares of Class A Common Stock outstanding as of June 17, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on June 24, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of June 24, 2022, the Reporting Persons collectively had voting power representing approximately 87.2% of the Issuer’s outstanding classes of common stock.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS Farris and Jo Ann Wilks 2022 Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,732,715 Shares of Class A Common Stock (1)(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,732,715 Shares of Class A Common Stock (1)(2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,732,715 Shares of Class A Common Stock (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%(3)(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The Farris Trust owns 10,732,715 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). Farris and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.

(2)

Does not include 47,508,329 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by the Farris Trust. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The number of ProFrac LLC Units and shares of Class B Common Stock owned by the Farris Trust is subject to change based on an appraisal. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 41,237,003 shares of Class A Common Stock outstanding as of June 17, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on June 24, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of June 24, 2022, the Reporting Persons collectively had voting power representing approximately 87.2% of the Issuer’s outstanding classes of common stock.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS FARJO Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 977,778 Shares of Class A Common Stock (1)(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 977,778 Shares of Class A Common Stock (1)(2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,778 Shares of Class A Common Stock (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (3)(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	FARJO Holdings owns 977,778 shares of Class A Common Stock. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
(2)

Does not include 47,508,329 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by the Farris Trust. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The number of ProFrac LLC Units and shares of Class B Common Stock owned by the Farris Trust is subject to change based on an appraisal. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 41,237,003 shares of Class A Common Stock outstanding as of June 17, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on June 24, 2022
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of June 24, 2022, the Reporting Persons collectively had voting power representing approximately 87.2% of the Issuer’s outstanding classes of common stock.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS FARJO Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 977,778 Shares of Class A Common Stock (1)(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 977,778 Shares of Class A Common Stock (1)(2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,778 Shares of Class A Common Stock (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (3)(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	FARJO Holdings owns 977,778 shares of Class A Common Stock. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
(2)

Does not include 47,508,329 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by the Farris Trust. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The number of ProFrac Units and shares of Class B Common Stock owned by the Farris Trust is subject to change based on an appraisal. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 41,237,003 shares of Class A Common Stock outstanding as of June 17, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on June 24, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of June 24, 2022, the Reporting Persons collectively had voting power representing approximately 87.2% of the Issuer’s outstanding classes of common stock.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2022 (the “Schedule 13D”) by the Reporting Persons relating to shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of ProFrac Holding Corp. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) In aggregate, the Reporting Persons are the beneficial owners of (i) 26,665,430 shares of Class A Common Stock, representing approximately 64.7% of the Class A Common Stock outstanding, and (ii) 97,447,865 shares of Class B Common Stock, representing 96.4% of the Issuer’s Class B Common Stock outstanding. The Issuer’s Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act. The Issuer’s Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act. In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of June 24, 2022, the Reporting Persons collectively have voting power representing approximately 87.2% of the Issuer’s outstanding common stock. The percentage of beneficial ownership is based upon (i) 41,237,003 shares of Class A Common Stock and (ii) 101,133,201 shares of Class B Common Stock outstanding as of June 17, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on June 24, 2022.

(b) The number of shares of Class A Common Stock to which each Reporting Person has sole or shared voting or dispositive power is set forth on such Reporting Person’s cover page to this Amendment.

(c) The Reporting Persons have not engaged in any transactions in the Issuer’s Class A Common Stock since the filing of the Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Power of Attorney (Dan Wilks), dated as of May 11, 2022 (incorporated by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D filed with the SEC on May 27, 2022).

2	Power of Attorney (THRC Holdings, LP), dated as of May 11, 2022 (incorporated by reference to Exhibit 8 to the Reporting Persons’ Schedule 13D filed with the SEC on May 27, 2022).

3	Power of Attorney (THRC Management, LLC), dated as of May 11, 2022 (incorporated by reference to Exhibit 9 to the Reporting Persons’ Schedule 13D filed with the SEC on May 27, 2022).

4	Power of Attorney (Faris Wilks), dated as of May 11, 2022 (incorporated by reference to Exhibit 10 to the Reporting Persons’ Schedule 13D filed with the SEC on May 27, 2022).

5	Power of Attorney (Jo Ann Wilks), dated as of May 11, 2022 (incorporated by reference to Exhibit 11 to the Reporting Persons’ Schedule 13D filed with the SEC on May 27, 2022).

6	Power of Attorney (Farris and Jo Ann Wilks Family Trust), dated as of May 11, 2022 (incorporated by reference to Exhibit 12 to the Reporting Persons’ Schedule 13D filed with the SEC on May 27, 2022).

7	Power of Attorney (FARJO Holdings, LP), dated as of May 26, 2022 (incorporated by reference to Exhibit 13 to the Reporting Persons’ Schedule 13D filed with the SEC on May 27, 2022).

8	Power of Attorney (FARJO Management, LLC), dated as of May 26, 2022 (incorporated by reference to Exhibit 14 to the Reporting Persons’ Schedule 13D filed with the SEC on May 27, 2022).

9	Joint Filing Agreement, dated as of May 26, 2022 (incorporated by reference to Exhibit 15 to the Reporting Persons’ Schedule 13D filed with the SEC on May 27, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2022

Farris and Jo Ann Wilks 2022 Family Trust

By:	/s/ Robert Willette
Name: Robert Willette
Title: Attorney-in-Fact

THRC Holdings, LP

By:	/s/ Robert Willette
Name: Robert Willette
Title: Attorney-in-Fact

THRC Management, LLC

By:	/s/ Robert Willette
Name: Robert Willette
Title: Attorney-in-Fact

FARJO Holdings, LP

By:	/s/ Robert Willette
Name: Robert Willette
Title: Attorney-in-Fact

FARJO Management, LLC

By:	/s/ Robert Willette
Name: Robert Willette
Title: Attorney-in-Fact

*
Dan H. Wilks *
Farris C. Wilks

*
Jo Ann Wilks

*By:	/s/ Robert Willette
Robert Willette, as Attorney-in-Fact